

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2018

David A. Giljohann, Ph.D.
Chief Executive Officer
Exicure, Inc.
8045 Lamon Avenue, Suite 410
Skokie, IL 60077

> **Re: Exicure, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 12, 2018**
> **File No. 333-221791**

Dear Dr. Giljohann:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   With respect to each of the Affiliated Shareholders that you reference in your response, and any current officers and directors who are selling shareholders, please expand your response to tell us how long they have held the Exicure shares, the circumstances under which they received them, their relationship to the issuer and the amount of shares involved.

       Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any questions.

                                                      Division of Corporation Finance
                                                      Office of Healthcare & Insurance

cc: Sam Zucker